HBOS plc

RECEIVED

2008 DEC -3 A 10:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 September 2008

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5457
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549 [redacted]
United States of America

Your Ref: 82/5222

08006127

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I note below documents either sent to shareholders or made available to the public during the period **01 August 2008 to 31 August 2008.** Pursuant to an application made under Rule 12g3-2(f), copies of announcements made to the London Stock Exchange via a Regulatory Information Service are available electronically from www.hbosplc.com.

Announcements made to the London Stock Exchange:-

2008.08.01	Rule 8.3 – Acambis plc
2008.08.01	Rule 8.3 – Rio Tinto plc
2008.08.01	Director/PDMR Shareholding
2008.08.01	Director/PDMR Shareholding
2008.08.04	Rule 8.3 – Imperial Energy Corporation plc
2008.08.04	Rule 8.3 – Rio Tinto plc
2008.08.04	Rule 8.3 – Acambis plc
2008.08.04	Rule 8.3 – British Energy Group plc
2008.08.04	Rule 8.3 – BHP Billiton plc
2008.08.05	Publication of Final Terms
2008.08.05	Publication of Final Terms
2008.08.05	Rule 8.3 – Imperial Energy Corporation plc
2008.08.05	Rule 8.3 – Informa plc
2008.08.05	Rule 8.3 – BHP Billiton plc
2008.08.05	Rule 8.3 – Inspired Gaming Group plc
2008.08.05	Rule 8.3 – British Energy Group plc
2008.08.05	Rule 8.3 – Centrica plc
2008.08.06	Publication of Supplementary Prospectus
2008.08.06	Publication of Supplementary Prospectus
2008.08.06	Rule 8.3 – Informa plc
2008.08.06	Rule 8.3 – BHP Billiton plc
2008.08.06	Rule 8.3 – Rio Tinto plc
2008.08.06	Rule 8.3 – Rio Tinto plc Replacement

PROCESSED
DEC 09 2008
THOMSON REUTERS

2008.08.06	Holding(s) in Company
2008.08.07	Halifax House Price Index – July 2008
2008.08.07	Publication of Supplementary Prospectus
2008.08.07	Rule 8.3 – Lonmin plc
2008.08.07	Rule 8.3 – Rio Tinto plc
2008.08.07	Rule 8.3 – BHP Billiton plc
2008.08.07	Rule 8.3 – British Energy Group plc
2008.08.07	Rule 8.3 – Centrica plc
2008.08.07	Rule 8.3 – Imperial Energy
2008.08.07	Rule 8.3 – Informa plc
2008.08.07	Rule 8.3 – Inspired Gaming Group plc
2008.08.08	Rule 8.3 – BHP Billiton plc
2008.08.08	Rule 8.3 – Rio Tinto plc
2008.08.08	Rule 8.3 – British Energy Group plc
2008.08.08	Rule 8.3 – British Energy Group plc
2008.08.08	Rule 8.3 – Centrica plc
2008.08.11	Rule 8.3 – Rio Tinto plc
2008.08.11	Rule 8.3 - Centrica
2008.08.12	Rule 8.3 – Rio Tinto plc
2008.08.13	Rule 8.3 – Rio Tinto plc
2008.08.13	Rule 8.3 – BHP Billiton plc
2008.08.13	Rule 8.3 – British Energy Group plc
2008.08.13	Rule 8.3 – British Energy Group plc
2008.08.13	Rule 8.3 – Centrica plc
2008.08.14	Rule 8.3 – Paragon Group of Companies
2008.08.14	Rule 8.3 – British Energy Group plc
2008.08.14	Rule 8.3 – Rio Tinto plc
2008.08.14	Rule 8.3 – BHP Billiton plc
2008.08.14	Rule 8.3 – Informa plc
2008.08.14	Rule 8.3 – Lonmin plc
2008.08.14	Rule 8.3 – Centrica plc
2008.08.15	Rule 8.3 – Rio Tinto plc
2008.08.15	Rule 8.3 – BHP Billiton plc
2008.08.18	Rule 8.3 – Protherics plc
2008.08.18	Rule 8.3 – British Energy Group plc
2008.08.18	Rule 8.3 – BHP Billiton plc
2008.08.18	Rule 8.3 – Centrica plc
2008.08.18	Rule 8.3 – Rio Tinto plc
2008.08.19	Rule 8.3 – Rio Tinto plc
2008.08.19	Rule 8.3 – Lonmin plc
2008.08.19	Rule 8.3 – BHP Billiton plc
2008.08.19	Rule 8.3 – Centrica plc
2008.08.19	Rule 8.3 – British Energy Group plc
2008.08.19	Rule 8.3 – Informa plc
2008.08.20	Rule 8.3 – Centrica plc
2008.08.20	Rule 8.3 – Rio Tinto plc

2008.08.20	Rule 8.3 – BHP Billiton plc
2008.08.21	Rule 8.3 – Rio Tinto plc
2008.08.21	Rule 8.3 – Centrica plc
2008.08.21	Rule 8.3 – BHP Billiton plc
2008.08.21	Rule 8.3 – Paragon Group of Companies plc
2008.08.21	Publication of Final Terms
2008.08.22	Rule 8.3 – Rio Tinto plc
2008.08.22	Rule 8.3 – BHP Billiton plc
2008.08.26	Rule 8.3 – Rio Tinto plc
2008.08.26	Rule 8.3 – BHP Billiton plc
2008.08.26	Rule 8.3 – Centrica plc
2008.08.27	Rule 8.3 – Lonmin plc
2008.08.27	Rule 8.3 – British Energy Group plc
2008.08.27	Rule 8.3 – BHP Billiton plc
2008.08.27	Rule 8.3 – Rio Tinto plc
2008.08.28	Publication of Final Terms
2008.08.28	Rule 8.3 – Rio Tinto plc
2008.08.28	Rule 8.3 – BHP Billiton plc
2008.08.28	Rule 8.3 – Lonmin plc
2008.08.28	Rule 8.3 – Centrica plc
2008.08.28	Rule 8.3 – Imperial Energy
2008.08.28	Rule 8.3 – Informa plc
2008.08.28	Rule 8.3 – British Energy Group plc
2008.08.28	Rule 8.3 – Inspired Gaming Group plc
2008.08.29	Rule 8.3 – Imperial Energy Corporation plc
2008.08.29	Rule 8.3 – Centrica plc
2008.08.29	Rule 8.3 – British Energy Group plc
2008.08.29	Rule 8.3 – Rio Tinto plc
2008.08.29	Transaction in Own Shares
2008.08.29	Total Voting Rights

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 9,755 shares registered on 08.08.2008

Forms 169

Nil return.

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Assistant Company Secretary

Companies House — for the record —

RECEIVED

2008 DEC -3 A 10:2?

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	08	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	9,755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£9.10		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	9,755
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] ASSISTANT   Date 8/8/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Jennifer Maclean, Company Secretary's Department, HBOS plc

The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5557

DX number   DX exchange